Contact

www.linkedin.com/in/john-stillson
(LinkedIn)

Top Skills

Start-ups Management
Emergency Medicine
Gastrointestinal Endoscopy

John Stillson

ChatRx Fractional Chief Medical Officer
San Diego, California, United States

Experience

ChatRx
11 months

Fractional Chief Medical Officer (fCMO)
June 2026 - Present (3 months)

Medical Advisory Council Chair
October 2025 - Present (11 months)

John Stillson MD PC
Physician
August 2025 - Present (1 year 1 month)
California, United States

John Stillson MD PA
Physician
2023 - Present (3 years)
Texas, United States

Ascension Capital, LLC
Manager
2020 - Present (6 years)

JOHN PETER SMITH HOSPITAL/MAIN LAB
Resident Doctor
2022 - 2025 (3 years)

Education

John Peter Smith Hospital Family Medicine Residency
Family Medicine Residency Program · (2022 - 2025)

Indiana University School of Medicine
Doctor of Medicine - MD, Medicine · (2018 - 2022)

The University of Alabama

Bachelor's degree, Psychology · (2014 - 2018)